Exhibit 12.1
LORILLARD, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings from continuing operations before income taxes	$1,635	$1,519	$1,434	$1,383	$1,344

Add:
Fixed Charges	94	27	—	—	—

Earnings available for fixed charges	$1,729	$1,546	$1,434	$1,383	$1,344

Fixed Charges:
Interest expense, net of interest rate swaps:	$94	$27	$—	$—	$—

Fixed Charges	$94	$27	$—	$—	$—

Ratio of earnings to fixed charges	18.4	57.3	n/m	n/m	n/m